FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                             September 25, 2006


                               File no. 0-17630


                            Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company



25th September 2006

                            CRH plc ("the Company")
                            -----------------------


The Company received notification on 22nd September 2006 from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company (together "CGC"), pursuant to Section 67 of the Companies Act 1990, that, as at 21st September 2006, CGC had an interest in 26,314,940 Ordinary Shares of CRH plc representing 4.86 per cent of the Company's issued Ordinary Share Capital. The following schedule of registered holders was attached to the notification:

The Capital Group Companies, Inc. ("CG") holdings:


Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company                          13,859,945
Capital International Limited                            5,565,513
Capital International S.A.                               1,061,560
Capital International, Inc.                              1,698,857
Capital Research and Management Company                  4,129,065

Capital Guardian Trust Company


Registered Name                                       Local Shares

State Street Nominees Limited                              125,600
Canary Wharf
27th Floor
1 Canada Square
London E14 5AF
UK

Bank of New York Nominees                                   11,300
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Northern Trust                                             238,409
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK

Chase Nominees Limited                                      69,163
Woolgate House
Coleman Street
London EC2P 2HD
UK

BT Globenet Nominees Limited                                61,934
1 Appold Street
Broadgate
London EC2A 2HE
UK


Investors Bank and Trust Co.                                 9,100


Credit Suisse London Branch                                 49,400
24 Bishopsgate
London EC2N 4BQ
UK

Cede & Co.                                                  47,200
55 Water Street
New York, NY 10006


Northern London                                             89,530


US Trust                                                     1,000


Royal Trust                                                  5,200


Boston Safe Deposit & Trust Co.                             37,600


Nortrust Nominees                                          190,300
155 Bishopsgate
London EC2M 3XS
UK

Pictet and Cie(Baring)                                       1,100
Baring Bros.
8 Bishopsgate
London EC2N 4AE
UK

Bank of Ireland                                          3,287,975
International Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Banks plc                                     400,700
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge,
Dublin 4

Mellon Bank                                                 72,200
Global Custody Division
1 Mellon Bank Centre, Room 1310
Pittsburgh, PA 15252-0001

MSS Nominees Limited                                         1,300
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA


J.P. Morgan                                                 14,967


State Street Bank & Trust Co.                              454,218


Wells Fargo                                                  3,100


Citibank NA                                                  4,600
Toronto


Deutsche Bank AG                                               200
23 Great Winchester Street
London EC2P 2AX
United Kingdom

HSBC Bank plc                                                  100
Securities Services, Mariner House
Pepys Street
London EC3N 4DA
UK

Mellon Bank N.A.                                           173,165
London Branch
London
UK

Alibank Nominees Limited                                 1,298,268
Allied Irish Banks, Stock Exchange and Trust Services
Bank Centre,
PO Box 512
Dublin, Ballsbridge


Bank of Ireland Nominees Limited                         6,444,570
Bank of Ireland
International Financial Services Centre
1 Harbourmaster Place
Dublin 1

Citibank N.A. (Dublin)                                      23,000
IFSC House
Custom House Quay
Dublin 1


AIB Custodial Nominees Limited                               1,900


Mellon Nominees (UK) Limited                                79,200
150 Buchanan Street
Glasgow G1 2DY
United Kingdom


AIB Bank, Dublin                                             2,100


Bermuda Trust (Far East) Limited                            20,306
39/F Edinburgh Tower
The Landmark
15 Queens Road Central
Hong Kong


JP Morgan Chase Bank                                       559,140


RBC Dexia                                                   82,100
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

TOTAL                                                   13,859,945





Capital International Limited

Registered Name                                       Local Shares

Bank of New York Nominees                                1,547,029
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Northern Trust                                             325,263
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK

Chase Manhattan                                             70,200
82 Pitt Street
Sydney, NSW 2000
Australia

Chase Nominees Limited                                       8,800
Woolgate House
Coleman Street
London EC2P 2HD
UK

Cede & Co.                                                  32,953
55 Water Street
New York, NY 10006


Northern London                                             38,795


Citibank London                                             56,570
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                           65,600
155 Bishopsgate
London EC2M 3XS
UK

Bank of Ireland                                            839,480
International Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Banks plc                                     807,470
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge
Dublin 4

State Street London Limited                                252,241
12-13 Nicholas Lane
London EC4N 78N
UK

MSS Nominees Limited                                        60,200
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA
UK


State Street Bank & Trust Co.                              106,870


Deutsche Bank AG                                           192,500
23 Great Winchester Street
London EC2P 2AX
UK

HSBC Bank plc                                               13,397
Securities Services, Mariner house
Pepys Street
London EC3N 4DA

Mellon Bank NA                                               2,300
London branch
London
UK

Alibank Nominees Limited                                   611,550
Allied Irish Banks, Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge
Dublin 4

Bank of Ireland Nominees Limited                           307,733
Bank of Ireland
International Financial Services Centre
1 Harbourmaster Place
Dublin 1


AIB Custodial Nominees Limited                              57,600


Clydesdale Bank plc                                         24,200


JP Morgan Chase Bank                                       144,762

Total                                                    5,565,513





Capital International S.A.


Registered name                                       Local Shares

Chase Manhattan Luxembourg                                 258,922


Pictet & Cie, Geneva                                         6,100


Brown Bros.                                                 87,100
One Mellon Bank Center
Pittsburgh, PA 15258

Bank of Ireland                                            148,174
International Financial Services Centre
1 Harbourmaster place
Dublin 1

Allied Irish Banks plc                                     355,102
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge
Dublin 4

Bank of Ireland Nominees Limited                            91,662
Bank of Ireland
International Financial Services Centre
1 Harbourmaster Place


JP Morgan Chase Bank                                       114,500

TOTAL                                                    1,061,560





Capital International Inc.

Registered name                                      Local Shares

State Street Nominees Limited                               9,500
Canary Wharf
27th Floor, 1 Canada Sq.
London E14 5AF
UK

Bank of New York Nominees                                  24,010
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Cede & Co.                                                  3,000
55 Water Street
New York, NY 10006

Citibank NA (Hong Kong)                                    27,624
PO Box 14 Citicorp Centre
18 Whitsield Road, Causeway Bay
Hong Kong

Brown Bros.                                                22,300
One Mellon Bank Centre
Pittsburgh, PA 15258

Bank of Ireland                                           666,008
International Financial Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Banks plc                                     55,600
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge, Dublin 4


State Street Bank & Trust Co.                               2,300


Citibank NA                                                18,276
Toronto

State Street Australia Limited                             11,000
Australia

Alibank Nominees Limited                                   51,880
Allied Irish Banks, Stock Exchange and Trust Services
Bank Centre, PO Box 512
Dublin, Ballsbridge

Bank of Ireland Nominees Limited                          645,253
Bank of Ireland
International Financial Services Centre
1 Harbourmaster Place
Dublin 1

Citibank N.A. (Dublin)                                     64,706
IFSC House
Custom House Quay
Dublin 1


AIB Custodial Nominees Limited                               5,300


JP Morgan Chase Bank                                        92,100

Total                                                    1,698,857




Capital Research and Management Company

Registered Name                                       Local Shares

Chase Nominees Limited                                     800,000
Woolgate House
Coleman Street
London EC2P 2HD
UK

Bank of Ireland Nominees Limited                           147,500
Bank of Ireland
IFSC
1 Harbourmaster Place
Dublin 1


State Street Bank & Trust Co.                            1,716,565


Bank of Ireland Nominees Limited                         1,465,000
Bank of Ireland
IFSC
1 Harbourmaster Place
Dublin 1

Total                                                    4,129,065


Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  September 25, 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director